                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                ---------------

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                       Specialty Equipment Companies, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)



              Delaware                                     36-3337593
--------------------------------------------------------------------------------
(State of incorporation or organization)       (IRS Employer Identification No.)



           1245 Corporate Boulevard, Suite 401, Aurora, Illinois 60504
--------------------------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

If this form relates to                      If this form relates to
registration of a class of securities        registration of a class of securities
pursuant to Section 12(b) of the             pursuant to Section 12(g) of the
Exchange Act and is effective                Exchange Act and is effective
pursuant to General Instruction              pursuant to General Instruction
A. (c), please check the following           A. (d), please check the following
box. [X]                                     box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                Name of each exchange on which
   to be so registered                each class is to be registered
   -------------------                ------------------------------
   Common Stock,                      New York Stock Exchange, Inc.
   $.01 par value


Securities to be registered pursuant to Section 12(g) of the Act:

                                 Not Applicable
--------------------------------------------------------------------------------
                                (Title of Class)

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.
         ------------------------------------------

COMMON STOCK

         The authorized capital stock of Specialty Equipment Companies, Inc. (the "Company") consists of 25,000,000 shares of common stock, par value $.01 per share ("Common Stock"). As of December 16, 1998, there were 18,383,777 outstanding shares of Common Stock. No other class of capital stock is authorized by the Company's Amended and Restated Certificate of Incorporation ("Certificate of Incorporation"), and such Certificate of Incorporation prohibits the issuance of non-voting equity securities by the Company. The shares of Common stock which are currently outstanding have been duly authorized and are validly issued and, assuming receipt by the Company of the full and valid consideration therefor, fully paid and nonassessable.

         Each holder of Common Stock is entitled to one vote per share on all matters submitted to a vote of holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, holders of Common Stock are entitled to share ratably in all assets available for distribution to stockholders. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares.

         The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors of the Company in its discretion from assets legally available therefor. Since its reorganization in 1992, the Company has not paid a cash dividend on its Common Stock and has no present intention of paying cash dividends in the foreseeable future. The Company's current policy is to retain earnings to provide funds for the operation and expansion of its business and the payment of its indebtedness. Any determination in the future to pay dividends will depend upon the Company's financial position, capital requirements, results of operations and other factors deemed relevant by the board of directors.

         The payment of dividends by the Company to holders of the Common Stock may also be restricted by covenants in the Company's loan agreements or in indentures relating to debt securities issued by the Company. On December 1, 1998, the Company entered into a credit agreement with certain banks to provide a $200,000,000 unsecured, five-year revolving credit facility (the "Credit Agreement"). Under the terms of the Credit Agreement, neither the Company nor its subsidiaries may declare or make any dividend payment or other distribution of assets, properties, cash, rights, obligations or securities on account of any shares of any class of its capital stock, or purchase, redeem or otherwise acquire for value any shares of its capital stock or any warrants, rights or options to acquire such shares, except (a) the Company and any wholly-owned subsidiary may declare and make dividend payments or other distributions payable in its common stock; (b) the Company and any wholly-owned subsidiary may purchase, redeem or otherwise acquire shares of its common stock or warrants or options to acquire any such shares with the proceeds received from the substantially concurrent issue of new shares of its common stock; (c) the Company and any wholly-owned subsidiary may declare or pay cash dividends to its stockholders, provided that (i) immediately after giving effect to such proposed action, no Default or Event of Default (as defined in the Credit Agreement) would exist and (ii) the aggregate amount of such dividends paid after January 31, 1998 may not exceed 35% of the cumulative Consolidated Net Income (as defined in the Credit Agreement) arising after January 31, 1998; (d) the Company may purchase, redeem or otherwise acquire shares of its Common Stock, provided (i) immediately after giving effect to such acquisition of stock no Default of Event of Default would exist and (ii) the aggregate consideration paid for all such acquisitions of stock does not exceed the sum of (x) $15,000,000, plus (y) 35% of the aggregate positive Consolidated Net Income arising after January 31, 1998 and computed on a cumulative consolidated basis and calculated without reduction for any repurchase premiums incurred in connection with purchases of the Company's Senior Subordinated Notes; and (e) any subsidiary may pay dividends to the Company or Specialty Equipment Manufacturing Corporation.

         To the extent the Company enters into any additional credit agreements, such credit agreements may also contain restrictions on the payment of dividends to the holders of the Company's Common Stock.

         Shareholders of Common Stock do not have pre-emptive rights to subscribe to additional issues, either by charter provisions or by statute.

SECTION 203 OF THE DELAWARE LAW

         Since the Company's shares of Common Stock were qualified for trading on the NASDAQ National Market on December 1, 1993, the Company has been subject to Section 203 of the Delaware General Corporation Law (the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation,
(ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (A) those shares owned by persons who are both directors and officers and (B) certain employee stock plans, or (iii) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes certain mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

CERTAIN CHARTER AND BY-LAW PROVISIONS

         Certain provisions of the Company's Certificate of Incorporation, its Amended and Restated By-Laws (the "By-Laws") and, if applicable, DGCL Section 203 (discussed above) may have the effect, either alone or in combination with each other, of making more difficult or discouraging a tender offer or takeover attempt that is opposed by the board of directors of the Company but that a stockholder might consider to be in such stockholder's best interests.

         The Certificate of Incorporation and By-Laws provide that the board of directors will consist of nine directors divided into three classes of directors. Class 1 consists of three directors with a term expiring at the annual meeting of stockholders in the Company's fiscal year ending January 31, 2002. Class 2 consists of three directors with a term expiring at the annual meeting of stockholders in the Company's fiscal year ending January 31, 2001. Class 3 consists of three directors with a term expiring at the annual meeting of stockholders in the Company's fiscal year ending January 31, 2000. The classification provision, by staggering the terms of classes of directors, may have the effect of lengthening the time necessary to effect a change in the composition of the board of directors and may make the acquisition of control of the Company by a third party by means of a proxy contest more difficult. Holders of Common Stock do not have cumulative voting rights in the election of directors. Accordingly, when voting for directors, holders of a majority of the shares of Common Stock can elect all of the directors then being elected.

         The Company's Certificate of Incorporation and By-Laws also provide that (i) a director, or the entire board of directors, may be removed by the stockholders of the Company only for cause and only if such removal is approved by the affirmative vote of the holders of a majority of the Common Stock, (ii) no decrease in the number of directors will shorten the term of any incumbent director and (iii) any provision of the Certificate of Incorporation relating to the board of directors may only be amended by the affirmative vote of the holders of at least 80% of all outstanding Common Stock. These provisions preclude a third party from removing incumbent directors without cause and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees. These provisions also reduce the power of stockholders, even those with a majority of the voting power, to remove incumbent directors.

         In addition, the Company's By-Laws provide that special meetings of stockholders may be called by the board of directors of the Company. Stockholders are not authorized by the Company's By-Laws to call a special meeting or to require that the board of directors call a special meeting of stockholders.

         The Company's Certificate of Incorporation provides that no director shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts and omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of his fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions do not limit the liability of directors under federal securities laws and have no effect on non-monetary remedies that may be available to the Company or its stockholders. In addition, the Company's By-Laws contain provisions providing for the indemnification of officers, directors and others under certain circumstances.

                                      * * *

         The foregoing description of the Common Stock is necessarily general in nature and is qualified in its entirety by reference to the exhibits hereto.

ITEM 2.  EXHIBITS.
         --------
1. The Amended and Restated Certificate of Incorporation of the Company is incorporated herein by reference to
         Exhibit 3.1(i) of the Company's Form 8-K, as filed with the Securities and Exchange Commission on May 12, 1994.

2. The Amended and Restated By-Laws of the Company are incorporated herein by reference to Exhibit 3.1(ii) of the Company's Form 8-K, as filed with the Securities and Exchange Commission on May 12, 1994.

3. The Second Amended and Restated Credit Agreement, dated as of November 24, 1998, among Specialty Equipment Companies, Inc., Specialty Equipment Manufacturing Corporation and Bank of America National Trust and Savings Association is incorporated herein by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 1998, as filed with the Securities and Exchange Commission on December 15, 1998.

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 23, 1998       SPECIALTY EQUIPMENT COMPANIES, INC.


                               By: /s/ Jeffrey P. Rhodenbaugh
                                   --------------------------
                               Name:     Jeffrey P. Rhodenbaugh
                               Title:    Chief Executive Officer
                                         and President